Management's Discussion and Analysis of Financial Results for 2004

January 4, 2005

Following is management's discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the year ended October 31, 2004 and its financial position as at October 31, 2004. This MD&A should be read in conjunction with the consolidated financial statements and notes that follow. For additional information and details, readers are referred to the quarterly financial statements and quarterly MD&A for fiscal 2004 and the Company's Annual Information Form (AIF), all of which are published separately and available at www.mdsintl.com and at www.sedar.com.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of MDS's current results and to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

In our MD&A and elsewhere, we discuss the results of our core businesses in the Life Sciences and Health segments separately from those of the formerly 89%-owned MDS Proteomics Inc. (MDS Proteomics). Our core operations are mature businesses that generate cash flow and operating results that are consistent with other well-established businesses in their markets. MDS Proteomics is an early-stage research and development company that did not generate significant revenue and incurred substantial operating losses and negative cash flow. We believe that mixing the results of MDS Proteomics with those of our core businesses gives a potentially misleading picture of the results of our businesses. During fiscal 2004, MDS restructured its ownership interest in MDS Proteomics, and as a result, subsequent to July 2004, no longer consolidates the results of this company, now renamed Protana Inc.

In this MD&A we describe certain income and expense items that we label as unusual or non-recurring. These terms are not defined by generally accepted accounting principles ("GAAP"). Our usage of these terms may vary from the usage adopted by other companies. We identify the impact of these amounts on operating income and on earnings per share. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our reported results.

In addition, terms such as backlog are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies.

Earnings per share and other figures that are reported separately for our core businesses and for MDS Proteomics include all items required to be included under GAAP. We believe that disclosing components of earnings per share along with the consolidated results provides information to readers to enable them to better understand the fundamental trends affecting our businesses. We provide a table in this document that summarizes earnings per share figures for comparison to amounts reported on the face of the income statement.

Tabular amounts are in millions of Canadian dollars, except where noted.

Introduction -

MDS is a global health and life sciences company. We provide enabling technologies, products, and services to a global market to improve patient outcomes. Our primary areas of focus are drug discovery and development and disease diagnosis. Our primary customers are pharmaceutical and biotechnology companies and health care providers such as doctors and hospitals. Our products and services include:

  pharmaceutical research services;
  radioisotopes used for nuclear medicine and for sterilization;
  advanced analytical instruments based on mass spectrometry used primarily in drug development;
  laboratory testing services, the results of which are used by doctors to diagnose disease and plan medical treatment; and
  distribution of medical supplies and equipment.

Through our mix of products and services, we are intimately involved in the discovery, development and manufacture of life-saving pharmaceuticals and medical devices. In addition, MDS is the largest operator of clinical laboratories in Canada and a critical link in the overall health care system in the country.

Restatement of prior years' results -

During 2004, MDS decided to make an orderly exit from our US laboratory business. This decision reflected a further step in our long-term strategic priority of creating the right mix of businesses for the Company, and followed the decision made last year to close our generic radiopharmaceutical manufacturing facility. We have now substantially completed our exit from the US laboratory business and, as required by GAAP, these businesses have been classified as discontinued operations. Results for the prior years have been restated to reflect this treatment. Revenues for 2003 and 2002 have been reduced by $134 million and $141 million, respectively to reflect the discontinuation of US labs.

Operating highlights -

Fiscal 2004 proved to be a challenging year for MDS. While revenues rose 6% to nearly $1.8 billion, excluding the impact of MDS Proteomics and unusual items, our operating income dropped $20 million to $258 million. This was due to two principal causes. To begin with, our pharmaceutical research services division performed poorly, largely because margins in bioanalytical services were below normal levels due to an unfavourable change in revenue mix and other events which will be discussed in more detail below.

In addition to these issues, we invested $66 million in various change initiatives in our core operations this year, expensing $45 million. As a result, selling, general and administrative ("SG&A") expenses remained higher than we would have liked, at 17.6% of revenues. While this is down from 18.4% last year, we believe reductions will be seen in this area as our change initiatives are completed. Based on our current plans for these initiatives, we expect this elevated level of SG&A spending to be sustained throughout 2005.

Highlights this year included strong revenue growth in late-stage pharmaceutical research (up 15%) and in ion technologies (up 22%). In addition, our Canadian laboratory business performed very well, largely because anticipated fee cuts affecting our British Columbia ("BC") operations were deferred and did not begin until July 1, 2004. Expecting these cuts to be phased in effective September 1, 2003, we began to implement our mitigation strategies in the Fall of 2003. As a consequence of these cuts, operating margins in our Health segment reached 11%, up from 6% for 2003.

We achieved considerable progress against the key initiatives we announced last year. In pursuit of the right mix of businesses, we completed the sale of two money-losing US laboratory operations in March. These sales, coupled with our decision to cease business development activities in the US diagnostics market, resulted in the closure of our Nashville, Tennessee, office at that time. In September, we completed the sale of our Memphis operations. We are now in the late stages of an orderly exit from our final US laboratory business in Florida, and we have ended our laboratory management contract with Duke University Health System.

Our US laboratory business, together with our generic radiopharmaceutical business generated a net loss of $17 million for the year, inclusive of all required asset writeoffs and restructuring charges. Operating losses from these businesses totalled $12 million in 2003. These results are reflected in discontinued operations for the year.

In July 2004, we announced the completion of the reorganization of MDS Proteomics and the new name of the company, Protana Inc. The reorganization reduced our share interest to 48% and our carrying value was written off. As a result of this reorganization, our involvement in the day-to-day management of Protana has been essentially eliminated. In addition, we expect no impact on our reported results from Protana next year.

To complete the reorganization, MDS contributed $15 million to Protana; in return, we acquired a license to certain biomarker technology and gained access to $19 million of tax assets of MDS Proteomics that could not be used by that company. These assets already belonged to the consolidated MDS group but had been fully provided for and had nil carrying value due to the record of losses in MDS Proteomics. Tax accounting rules required that this transaction be reported as an income tax recovery in our third quarter.

We also participated in a corporate reorganization of Hemosol Inc. and as a result now benefit from tax assets belonging to Hemosol Inc. (since renamed LPBP Inc.). For $16 million cash (excluding transaction costs) contributed to Hemosol, we now report the benefit of tax loss carryforwards, investment tax credits, and research and development expense pools having a cash value of $120 million. We expect these tax assets will effectively shelter our Ontario laboratory operations from income taxes for the next eight years.

Considerable progress was also made on our efforts to improve our operating platform this year. In June, we reorganized our major functional support services, including human resources, facility services, and information technology into a new operating unit, Enterprise Services ("ES"). In addition, by year-end, we completed the design and preliminary implementation work for our new enterprise resource planning system. Effective November 1, 2004, ES and our Corporate office were moved from their existing financial system to the new system. Other business units will be converted to the new platform by early 2006.

In fiscal 2004 we faced significant economic challenges due to the changing global economy. Most of the revenue generated in our Life Sciences businesses comes from exports from Canada or from foreign operations. Much of this revenue is generated in US dollars. Compared to fiscal 2003, the average exchange rate between the Canadian and US dollar declined by $0.12. The effective rate that we realized on exports of products and services into the US market in 2004 declined by $0.07, as a result of the effectiveness of our hedging program. Overall, the effective rate at which we translated all US dollar-denominated revenues fell by $0.09. This decrease translates into a revenue decline of $50 million and an operating income decline of $26 million for the year. Comparing 2003 to 2002, these decreases were $0.13, $0.03 and $0.07, respectively, corresponding to a $32 million decline in revenues and an $11 million drop in operating income for 2003. In isolation, the decrease in the value of the US currency translates into a drop in earnings per share ("EPS") of $0.12 for 2004 versus 2003, following a drop of $0.05 for 2003 over 2002.

Four of our five businesses had solid results this year, despite the challenges posed by the depreciated US dollar, as discussed in more detail in the sections that follow.

Earnings per share for the year were as follows:

	2004	2003	2002
EPS from continuing operations before MDS Proteomics and other items	$1.14	$1.21	$1.07
MDS Proteomics	(0.55)	(0.24)	(0.27)
EPS from continuing operations before other items	0.59	0.97	0.80
Valuation provisions and asset writedowns	(0.22)	(0.51)	-
Restructuring charges	(0.06)	(0.13)	-
Recognition of MDS Proteomics tax assets	0.08	-	-
Patent settlement	0.06	0.18	-
Gain (loss) on sale of businesses and other	0.03	0.07	(0.05)
EPS from continuing operations	0.48	0.58	0.75
Discontinued operations	(0.12)	(0.24)	-
Basic EPS	$0.36	$0.34	$0.75

Revenues -

Consolidated revenues from continuing operations reached $1,764 million this year, with strong growth evident from late-stage pharmaceutical research and ion technologies.

	2004	% Change	2003	% Change	2002
Early-stage	$ 363	3	$ 354	2	$ 346
Late-stage	173	15	150	(7)	162
Pharmaceutical research services	536	6	504	(1)	508
Ion technologies	131	22	107	(18)	131
Nuclear medicine	217	7	202	3	197
Isotopes	348	13	309	(6)	328
Analytical instruments	282	4	270	24	217
Life Sciences segment	1,166	8	1,083	3	1,053
Laboratory services	407	2	398	2	390
Distribution	191	4	183	(4)	190
Health segment	598	3	581	-	580
Proteomic segment	-	-	1	(67)	3
Consolidated revenues	$ 1,764	6	$ 1,665	2	$ 1,636

Revenue growth in our Life Sciences businesses was 8%, led by ion technologies where growth was driven by significantly improved supply conditions for cobalt. After three years of tight cobalt inventories, supply improved in 2003 and 2004. Strong revenue growth, particularly in the second and fourth quarters, was experienced in this division. Although deliveries of cobalt will continue to fluctuate quarter over quarter, due to our dependence on the maintenance schedule for the nuclear reactors in which the cobalt is produced, we expect similar annual revenue from cobalt in 2005.

Our cobalt business is primarily an export business with most sales priced in Canadian dollars. As a result, revenues in this line of business have not been adversely affected by the declining value of the US dollar. On the other hand, revenues from nuclear medicine isotopes, which form the balance of our isotopes division, are largely from sales priced in US dollars. Despite the drop in the US dollar, revenues in this line of business were up 7% on an as-reported basis, and shipments reached record levels.

Early in the year, we concluded an agreement with Biogen Idec Inc., enabling them to buy out certain minimum purchase commitments related to the supply of yttrium-90. Under this agreement, we were paid US $25 million, which has been recorded as deferred revenue. We are amortizing this deferred revenue over the remaining 40-month life of the continuing supply contract with Biogen Idec.

We also had continued strong revenues from analytical instruments, which, at $282 million were up 4% year-over-year. Revenue growth for this division was driven by continued customer demand for our high-end 4000 class of equipment. While sales of lower end units remain healthy, it is our high-end instruments that drive revenue growth and higher operating margins. Sales by our joint ventures to our partners, which are a good reflection of sales to end users, were up 16% in US dollars, and shipments were at record levels.

In the second quarter of 2003, we announced that we had been successful in a US patent infringement suit against Micromass/Waters ("Micromass"). This year, we reached an agreement with Micromass granting them access to certain technology. We were paid $14 million as part of the final agreement, augmenting the $39 million we reported last year. In addition, the agreement provides for a small royalty on future sales by Micromass.

Reported revenues from pharmaceutical research services were up 6%; however, revenue growth was restrained by the falling US dollar. A significant portion of our pharmaceutical research revenue originates in US dollars, either as exported services from our Canadian operations or as revenues of foreign-based operations located principally in the US. The Canadian dollar and the Euro form the base currencies for the majority of remaining revenues. While the impact of the Euro was marginally positive for the division this year, it was more than offset by the negative impact on growth rates from the US dollar. Had we reported revenues for last year in US dollars, as our major competitors do, we would have reported revenue growth of 16% for 2004 instead of the 6% shown in the revenue table.

Late-stage revenue growth was strong this year with demand for global studies the major contributor. This line of business also saw strong sales growth contributing to our higher backlog, which ended the year at US$300 million, up 30% from a year ago and nearly double the October 2002 level. Growth in late-stage backlog accounts for most of the US$70 million increase in backlog since October 2003.

Early-stage growth was modest as strong performance in our early clinical, pharmacology and drug safety businesses was offset by a decline in bioanalytical revenues. Although the number of bioanalytical studies we conducted this year was roughly the same as in 2003, the average study size based on samples processed was down. This resulted in lower revenues from this business and lower operating income, reflecting the high fixed cost nature of work performed.

While difficult to measure, the impact of the FDA review of our bioanalytical operations this year was negative. The review, which related to observations by the FDA pertaining to a 2001 bioequivalence study conducted at our Montreal facility, rose in significance following the posting of correspondence from the FDA on their website. The review resulted in disruption to the normal operations of our Montreal site. We dedicated considerable resources to addressing this issue with the FDA and responding to questions from customers. There is no doubt that this unusual level of activity reduced the efficiency and effectiveness of that facility.

Although the FDA situation was not given as a reason for study cancellations, the pace of workflow slowed during the period of the review. In addition to the direct impact on our operations and the possibility of study cancellations related to the uncertainty, we have no way to estimate the degree to which our ability to win new work was affected.

Overall, revenues from bioanalytical work were down 15% year-over-year, while the contribution of this business to segment operating income was down 42% due to the higher fixed cost structure typical of the business. The decline in revenues was most pronounced in the third and fourth quarters, and revenue from bioanalytical hit its low point for the year in the third quarter. Based on recent trends, we believe we are seeing a stabilization of the business as operating income for the unit was level for the last two quarters of the year but still below prior year levels.

The FDA review is ongoing at the date of this report. Subsequent to year-end, we received a second untitled letter pertaining to this review, in which the FDA expressed further concerns. We are continuing to review the study data from trials from the period in question and we are making every effort to meet with the FDA to ensure we fully understand their requirements of us.

We have been diligent in keeping our customers apprised of the situation throughout the period of the review. While our revenues from bioanalytical services dropped significantly in the second and third quarters, revenues leveled off in the fourth quarter, leading us to believe that revenues had stabilized. Given the issuance of the second letter by the FDA, we anticipate a continuation of the uncertainty that currently exists. This may significantly impact the financial position and future results of our bioanalytical operations.

Revenues from laboratory services, which now exclude the results of our discontinued US operations, grew modestly until the third quarter, although we expected a reduction this year resulting from fee schedule changes proposed in BC. These reductions took force in July, resulting in a drop in revenues in the fourth quarter. For the year as a whole, diagnostic revenues were up 2% over 2003, repeating the growth seen from 2002 to 2003.

In preparation for the BC fee cuts (which were to take place in September 2003 and April 2004), we took steps last Fall to reduce operating costs in the province. These steps proved effective, and when combined with the deferral of the fee cuts, significantly improved our operating margin for the first three quarters. Although offset by the fee cut implemented on July 1 2004, the strong results for the first three quarters resulted in a better margin for the full year compared to prior years.

Distribution revenues were up modestly compared to 2003 and 2002. While revenue growth was evident in most months this year, strong SARS-related sales in the second and third quarters of 2003 were not repeated this year.

Operating Income -

		2004	2003	2002
	Operating income before MDS Proteomics and other items	$258	$278	$273
MDS Proteomics	Operations	(26)	(33)	(52)
	Writedown of goodwill and other assets	(63)	(2)	-
	Gain resulting from reorganization	8	-	-
	Operating income from continuing operations, before other items	$177	$243	$221
	Valuation provisions	(35)	(75)	-
	Restructuring charges	(13)	(28)	-
	Tax credits from MDS Proteomics reorganization	3	-	-
	Patent settlement	14	39	-
	Gain (loss) on sale of businesses and other	4	12	(7)
	Operating income from continuing operations	$150	$191	$214

Excluding the impact of MDS Proteomics and other items, our continuing operations achieved an operating margin of 15% this year compared to 17% last year and in 2002. After considering other items, our operating margin from continuing operations was 9% compared to 11% in 2003 and 13% in 2002.

We failed to achieve the 1% improvement target for our operating margin in 2004 for two primary reasons. To begin with, results in pharmaceutical research were below plan. This primarily reflects disappointing results in our key bioanalytical market, as the majority of the other business units in this division performed well.

Another factor that had an impact on our operating margin this year was our ongoing investment in change. In fiscal 2004, we invested a total of $28 million in design and implementation of our new business platform and improved information technology infrastructure. Of this total, $7 million has been expensed, while the balance has been treated as a capital asset. In addition, we incurred $38 million of incremental costs as we switch over to outsourced support for our desktop information technology environment and to ramp-up Enterprise Services as a shared services organization for our business support services.

Research and development ("R&D") expense for the year was down 21% to $37 million, following a 25% decrease last year. Gross cash spending on new product development remained strong at $83 million compared to $90 million in 2003 and $91 million in 2002. Most of the 2004 spending occurred in our instrumentation business. Spending at MDS Proteomics was considerably lower this year, accounting for the drop from 2003. In fiscal 2004 we realized $9 million of investment tax credits that related to R&D spending by MDS Proteomics in previous years, including $3 million resulting from the July 2004 reorganization. These credits have been recorded to reduce the net R&D expense for the year.

Depreciation and amortization expense of $71 million was down slightly from 2003. An expected increase in this expense related to commencing operations at our MAPLE facility did not occur due to continuing commissioning delays for the reactors.

Other income and expenses includes the following items:

	2004	2003	2002
Cash award on patent settlement	$14	$39	$-
Gain (loss) on sale of businesses and investments	4	12	(6)
Valuation provision on long-term investments	(22)	(77)	-
Writedown of other long-term assets	(25)	-	-
Writedown of MDS Proteomics goodwill	(53)	-	-
Gain on reorganization of MDS Proteomics	8	-	-
	$(74)	$(26)	$(6)

During the fourth quarter of 2004, we recorded the following non-cash provisions:

  A $15 million reduction in the carrying value of certain deferred development costs, bringing them to our current estimate of their realizable value;
  A $10 million reduction in the carrying value of our investment in Iconix Pharmaceuticals, Inc. to reflect a decline in value that we feel is other-than temporary in nature; and
  A $10 million reduction in the value of our holdings in Evolved Digital Systems Inc., bringing the value of this investment to its current market value and reflecting a decline that we feel is other-than temporary in nature.

For segment reporting, the first two charges above are recorded in the Life Sciences segment and the final provision is recorded in the Health segment.

The writedown of other long-term assets includes $10 million, which along with the writedown of goodwill, relates to the reorganization of our interest in MDS Proteomics. These charges were recorded at the time the company filed for protection from its creditors. As a result of the final reorganization, MDS was relieved of its responsibility for certain liabilities of MDS Proteomics, resulting in a one-time gain.

In fiscal 2003, we recorded valuation provisions related to certain long-term investments and recorded a gain resulting from the sale of our European-based Oncology Software Solutions business. We recorded a further gain in 2004 following the sale of shares of the acquirer that we received as part of the consideration.

The operating income and operating margins by segment for the past three years were:

	2004		2003		2002
	Operating Income	Operating Margin	Operating Income	Operating Margin	Operating Income	Operating Margin
Life Sciences	$168	14%	$192	18%	$205	19%

Health	63	11%	32	6%	61	11%

Core Businesses	231	13%	224	13%	266	16%

Proteomics	(81)	n/m	(33)	n/m	(52)	n/m
	$150	9%	$191	11%	$214	13%

Impact of the US dollar on reported results -

During the course of the past three years, the value of the US dollar has declined precipitously. Comparative rates for the past three years, (based on a monthly average rate as determined by the Bank of Canada ("BOC") were:

	Average BOC Rate	MDS Effective Rate	Average MDS Hedge Rate	Hedge Gain (Loss)
2002	$1.57	$1.56	$1.54	($4)
2003	$1.44	$1.49	$1.56	$22
2004	$1.32	$1.40	$1.49	$44

The MDS effective rate reflects the rate at which US dollar-denominated revenues were, on average, translated into Canadian dollars. It reflects a blend of actual average exchange rates and the rate applied to revenues sheltered by our hedges.

During this time, we maintained an active hedge book that sheltered our results from a portion of this decline, realizing average hedge rates and hedging gains as noted above. Our hedge program focuses on US dollar revenues earned by our Canadian-based export businesses. We do not hedge the results of our foreign-based operations.

Revenues denominated in US dollars accounted for approximately 43% of total revenues in fiscal 2004 and 2003 compared to 38% in 2002. In 2004, approximately one-half came from Canadian-based export operations. Traditionally, the balance of US dollar revenues came from operations based in the United States. More recently, with the growth in global pharmaceutical research trials, an increasing amount of the revenue of our European operations is denominated in US dollars.

Revenues generated in our US operations are naturally hedged by the costs incurred at those locations. While the declining value of the US dollar has the effect of reducing reported revenue growth rates for those businesses, the natural hedge serves to limit the impact of currency fluctuations on operating income. European operations for which no currency hedges were in place did see a drop in both reported revenues and reported operating income.

The overall impact of the declining US dollar on 2004 operating income was limited due largely to our significant hedge position. Entering fiscal 2005, we have a US dollar hedge portfolio of $179 million at an average rate of $1.45. As at October 31, 2004, this portfolio had an unrealized gain of $41 million. This portfolio represents approximately 42% coverage of our estimated net US dollar-denominated revenues for fiscal 2004.

Other expenses -

Interest - On a net basis, interest expense was $24 million, down slightly from the $28 million incurred last year. Interest rates have remained low this year, and the majority of our long-term debt is in fixed rate instruments. The 25% of our Senior Unsecured Notes that is subject to floating rates based on interest rate swap agreements benefited from these sustained low rates.

During the year, we capitalized $8 million related to the MAPLE construction project (2003 - $8 million; 2002 - $7 million).

Minority interest - Minority interest is incurred with respect to non-controlling ownership interests in our BC and Ontario laboratory operations and MDS Proteomics (prior to July 29, 2004). The increase in this expense this year results from the reduced minority interest recovery related to MDS Proteomics and strong results from our BC operations.

Income tax expense - The 36% tax rate applicable to our core businesses approximates the combined federal and provincial tax rate on our Canadian businesses. At 46%, the effective rate for 2004 was higher than this due primarily to the operating losses from MDS Proteomics. These losses could not be tax effected in the period prior to the reorganization of that company, increasing the effective tax rate in those periods as a result. This increase was partially offset later in the year, as we were able to utilize a portion of the MDS Proteomics losses following the reorganization, along with losses from certain other operating units that had not previously been recognized.

Discontinued operations -

We now classify our US laboratory operations along with our European generic radiopharmaceutical business as discontinued operations. The results of these businesses over the last three years were:

	2004	2003	2002
Revenues	$100	$149	$156
Cost of revenues	(89)	(130)	(129)
Selling, general and administrative	(26)	(31)	(29)
Net operating loss	(15)	(12)	(2)
Provision for discontinuance	(2)	(23)	-
Loss from discontinued operations	$(17)	$(35)	$(2)
Basic earnings per share	$(0.12)	$(0.24)	$(0.01)

We ceased production at our Fleurus radiopharmaceutical site as planned on December 8, 2004, and the final shutdown of this generic radiopharmaceutical business is expected to occur by mid-2005. Our exit from the US laboratory business is expected to be completed by the second quarter of 2005. Under the terms of sale of certain assets associated the US laboratory business, contingent proceeds of $10 million were available, subject to certain conditions. We received $2 million of such payments in October 2004, but further receipts appear unlikely; consequently, no recognition has been given to these additional contingent proceeds in the accounts.

Liquidity and capital resources -

Working Capital

	2004	2003	Change	2002	Change
Net cash	$296	$260	14%	$184	41%
Operating working capital	$124	$83	49%	$101	(18%)
Cash from operating activities	$179	$240	(25%)	$186	29%
Current ratio	1.9	1.9		1.7
Accounts receivable turnover	5.5	6.1		5.0
Inventory turnover	9.7	8.4		10.7

Our measure of operating working capital equals accounts receivable plus inventory less accounts payable, accrued liabilities, and current deferred revenue. The increase over the October 2003 balance relates mostly to an increase in accounts receivable. Our accounts receivable turnover for the year was 5.5 times, in line with our traditional levels, though slightly slower from last year. We maintained a strong current ratio throughout the year, anchored by a significant cash position.

By their nature, our businesses do not require significant investments in working capital and we are ordinarily able to maintain our operating working capital at levels similar to those seen this year.

Cash flow from operations for the year was $179 million. Valuation provisions booked in the fourth quarter, depreciation and amortization of long-term assets, and non-cash charges associated with the reorganization of MDS Proteomics totalled $168 million and represent the significant operating charges that did not affect cash flow.

Operating cash flow has been affected by the declining currency, although again the gains on our forward contracts offset some of this impact. We treat these forward contracts as hedges for accounting purposes, and therefore all hedge gains are realized in cash at the time they are reported.

Our cash position was bolstered this year with the cash proceeds from the final Micromass settlement ($14 million) and the cash proceeds from the sale of our US laboratory operations ($35 million). Significant uses of cash included capital asset purchases, which at $112 million were below the level of the last couple of years, as well as investing activities related to the MALDI-TOF purchase ($10 million), the Hemosol tax losses transaction ($19 million), and dividends and minority interest distributions ($20 million). In addition, we spent $18 million under the terms of our Normal Course Issuer Bid to buy back 942,100 shares. The reorganization of MDS Proteomics in July resulted in a $10 million payment for certain technology access agreements and tax losses, and the removal from the balance sheet of $18 million of cash belonging to MDS Proteomics, as we no longer consolidate that company.

Our current cash position is strong, and we have corporate credit facilities provided by a syndicate of banks amounting to $225 million that is available and undrawn. These capital resources are sufficient to meet all expected requirements related to our current business plans. Certain of our business units also have small operating credit facilities, none of which was being utilized at year-end.

We remain in compliance with all covenants for our Senior Unsecured Notes and our corporate bank credit facility.

Capitalization

	2004	2003	Change	2002	Change
Long-term debt	$494	$542	(9%)	$615	(12%)
Minority interest	22	63	(65%)	56	13%
Shareholders' equity	1,497	1,426	5%	1,354	5%
Capital employed	1,717	1,771	(3%)	1,841	(4%)
Book value per share	$10.56	$10.10	5%	$9.63	5%

Capital employed is represented by shareholders' equity, long-term debt, and minority interest, less net cash.

Long-term debt decreased from $542 million to $494 million between October 2003 and October 2004. Loan payments were $4 million this year, reflecting scheduled payments on our MAPLE project funding. In addition, the reorganization of MDS Proteomics resulted in the elimination of $64 million of long-term debt. A long-term note payable in connection with our MALDI acquisition amounting to $29 million was added to long-term debt. Otherwise, the change in long-term debt reflects the revaluation of our Senior Unsecured Notes to year-end exchange rates. The US dollar depreciated by $0.10 over the course of fiscal 2004, resulting in a further unrealized gain on this debt of $30 million, bringing the total unrealized gain to $113 million. This unrealized gain is recorded in the cumulative translation adjustment.

Contractual Obligations

The Company is obligated in the normal course of business to make certain payments over the next five years and thereafter as set out below:

	2005	2006	2007	2008	2009	Thereafter
Long-term debt	$6	$18	$24	$113	$24	$309
Operating leases	42	37	30	20	16	45
Other contractual obligations	99	61	55	47	46	52
	$147	$116	$109	$180	$86	$406

In addition to these commitments, MDS has guaranteed the bank debt of Hemosol Corporation to a maximum of $20 million. The guarantee expires June 20, 2005, and is backed by a first security interest in essentially all of the assets of Hemosol.

Our 11 million shares in Evolved Digital Systems Inc. are optioned to another shareholder of Evolved until March 2006. Subject to certain conditions, the option entitles the holder to acquire our shares in Evolved at a price of $1.50 per share and grants the holder voting rights for our shares. Our current carrying value for Evolved is $3 million.

Share capital -

Summary of issued share capital	Common Shares
(number of shares in thousands)	Number	Amount

Balance - October 31, 2001	139,677	$ 789
Issued during 2002	878	16
Repurchased and cancelled	(48)	-
Balance - October 31, 2002	140,507	805
Issued during 2003	925	13
Repurchased and cancelled	(310)	(2)
Balance - October 31, 2003	141,122	816
Issued during 2004	1,561	25
Repurchased and cancelled	(857)	(8)
Balance - October 31, 2004	141,826	$ 833

Risks and uncertainties -

This section outlines risks and uncertainties that can have an impact on our operating results and financial position over the course of a year. A more detailed discussion of long-term risks and uncertainties and industry trends is contained in our Annual Information Form.

Exposure to foreign currencies -

Approximately 31% of Life Sciences revenue is earned outside of Canada, and a further 66% results from exports from Canada. The majority of our export product revenues and a significant component of our foreign activities are denominated in US dollars. We believe that continued expansion outside of Canadian markets is essential if we are to achieve our growth targets. This expansion will subject MDS to volatility associated with changes in the value of the Canadian dollar.

We manage exchange rate risk principally through the use of foreign exchange contracts. At October 31, we had outstanding US dollar contracts totalling US$179 million at an average rate of $1.45 covering the period November 2004 to October 2005. We treat these contracts as hedges for accounting purposes. The value of the Canadian dollar approached historic lows in the early part of fiscal 2002, and we purchased a substantial portfolio of hedge contracts at that time. In the latter part of 2002 and throughout 2003 and 2004, the Canadian dollar strengthened and, as a result, we realized significant gains on our maturing contracts. Our outstanding contracts have incurred an unrealized increase in market value of $41 million [2003 - $56 million; 2002 - $3 million]. We do not hedge our revenue or expense streams for locations based outside of Canada and we are, therefore, exposed to the impact of currency fluctuation in these areas.

In addition to foreign operations and export sales, our Senior Unsecured Notes payable are denominated in US dollars. This long-term debt is hedged by our net investment in our US operations. Depending on changes in the value of the US dollar, repayment of this debt may require more cash than the value of this debt as it is currently reported. This long-term debt is hedged by our net investment in our US operations.

MAPLE project -

We have contracted with Atomic Energy Canada Limited ("AECL") for the construction and operation of two new, special purpose reactors and a processing facility for the production of reactor-based isotopes. This project is currently four years behind schedule and more than 100% over the initial budget. The project has encountered significant delays, and we have not been able to achieve satisfactory solutions to certain financial issues.

During the third quarter, we were advised by AECL that a technical problem was experienced during an operating test, and the shut-off rod safety system, which forms a central part of the emergency shutdown system of the MAPLE reactor, failed to function within its specifications. AECL is currently conducting an investigation into the cause of this event.

We continue to be disappointed with AECL's performance in resolving technical and regulatory issues on this project. AECL has advised us that they remain confident that, in time, all technical issues will be resolved and the reactors and associated processing facility will receive the requisite regulatory approvals. At this time, we do not have sufficient, reliable information from AECL to predict with any reasonable degree of accuracy when commercial production will commence in the new facilities.

AECL's existing NRU reactor is able to satisfy all customer requirements for reactor-based isotopes. The current operating license issued by CNSC for the NRU reactor expires in December 2005. We are advised by AECL, the owner and operator of the reactor, that they expect an extension to the existing license will be obtained, which will ensure an uninterrupted supply of the critical products we supply to the global medical community.

During the year, $48 million of costs were capitalized with respect to the MAPLE reactor project, including $40 million of design, construction and installation costs, and $8 million of interest. At year-end, the total amount capitalized on this project was $330 million. This amount is net of cost-sharing payments which we have received to date from AECL, and which are significantly less than the amount to which we believe we are entitled.

We expect to continue our current accounting practices for this project until construction is completed, following which we will cease capitalizing costs and will commence recording amortization expense. The change from capitalization to amortization is expected to take place gradually over a period of several months as production volumes from the older NRU reactor are transitioned to the new facility. Financial responsibility for decommissioning costs of both the NRU and the MAPLE facilities and liabilities related to any nuclear incidents are now and will remain the responsibility of AECL.

Construction costs for this project, as well as AECL's current estimates of operating costs, significantly exceed initial estimates. Financial responsibility for construction cost over-runs and portions of pre- and post-commissioning operating costs are the subject of a dispute with AECL. We intend to vigorously pursue our interests in this dispute, and we are currently in negotiations with AECL and the Government of Canada to develop a process to resolve these issues.

Given current uncertainties, it is not possible, at this time, to predict the final construction costs or operating costs that will be borne by MDS. Accordingly, it is also not possible to predict the overall impact on our operating profitability following the transition from the current operating environment to the new facility.

While we remain confident that the facility will eventually be completed and commissioned and will secure the necessary regulatory approvals, it is not possible to predict when these steps will occur. In the meantime, we depend upon the NRU reactor to supply the majority of our reactor isotopes.

Intellectual property -

Our Life Sciences businesses are each dependent on intellectual property either in the form of patent protection of key technologies or unpatented proprietary methods and knowledge. We are exposed to the risk that others may gain knowledge of our proprietary methods, infringe on patents, or develop non-infringing competitive technologies. While we take vigorous action to defend our positions, we may not be able to control usage of this intellectual property by others to compete against us.

Acquisition and integration -

During the past several years, MDS has made acquisitions of various sizes, particularly in the pharmaceutical services industry. Our acquisition strategy has focused on identifying and purchasing companies that fit specific niches within our overall corporate strategy. These acquisitions involve the commitment of capital and other resources, and large acquisitions will have a major financial impact in the year of acquisition and later. The speed and effectiveness with which we integrate the acquired companies into existing businesses can have a significant short-term impact on our ability to achieve our growth and profitability targets.

Research and development -

During fiscal 2004, we spent $100 million on research and development, principally within our analytical instruments and proteomics business units. All of our businesses depend to one extent or another on our ability to maintain technological superiority and our ability to provide leading-edge solutions to our customers. Ongoing investment in R&D will be required to maintain our competitive position. The likelihood of success for any R&D project is difficult to predict. We manage our R&D projects against tightly defined project outlines that prescribe expected deliverables for each stage of a project. Projects must deliver certain measurable outcomes that we believe are indicators of the likelihood of future success in order to proceed through these design gates and qualify for additional funding.

The R&D we conduct supports a portfolio of intellectual property (IP) in our businesses. We believe that this technology, and other know-how which is not subject to patent-protection, provides us with an important competitive advantage. Certain of our businesses, particularly in analytical instruments, operate in highly competitive environments where technological advance is a key success factor. We vigorously defend our IP from unauthorized use by other parties. In 2002, we were successful in our claims against Micromass and were awarded substantial damages that were received in 2003. A further voluntary settlement was reached in 2004 that allows Micromass access to our technology. Despite our best efforts, we cannot ensure that we will be able to prevent unauthorized use of our IP in all cases.

A significant portion of our Canadian research and development activities is funded in part by tax credits. These credits are recorded as a reduction in R&D expense. A change in taxation policy or regulations regarding the nature of R&D activities supported could have a material impact on the overall cost of our R&D program.

Change initiatives -

In 2003, we began a series of initiatives designed to change the way in which we provide a variety of support services for our business units. These changes will require a significant investment of time and resources and are expected to deliver cost savings and other operational efficiencies. In addition, these changes are expected to make possible more rapid integration of future acquisitions. We have a plan in place that is intended to ensure these change initiatives are completed on time and on budget. Nevertheless, given the size and scope of these changes, a risk of delay and budget overruns exists. As a result, it may be possible that the total investment in change may exceed our current expectations, and the returns realized may be less than planned.

Supply of reactor isotopes -

Interest in radiation-based sterilization applications has been strong; however, worldwide supplies of the cobalt isotope used for sterilization are limited. We have taken steps to build additional cobalt processing capacity with a major supplier, Ontario Power Generation Inc. This new supply became available to us in 2003. Production of cobalt takes 18 to 24 months in certain reactors used for generating electricity. Availability of the cobalt for our use is dependent on maintenance schedules for the reactors and on our ability to maintain contractual relationships with our suppliers. Changes in maintenance schedules or the continued operations of the reactors supporting our contracts could impact the availability and timing of our cobalt purchases.

Government regulation and funding -

Our Life Sciences businesses operate in an environment in which government regulations play a key role. Changes in regulations can have the effect of increasing the costs we incur to provide our products and services. Delays in achieving required government approvals impact the timing and cost of our capital expansion programs, as is the case for our MAPLE isotope facility. We manage this risk to the degree possible through active participation in the review and approval process with regulatory bodies such as the Canadian Nuclear Safety Commission.

In addition, our pharmaceutical research facilities and our isotope manufacturing facilities are subject to audit and approval by the FDA and other similar agencies. Failure to achieve approval by these agencies would impact our ability to secure contracts to perform work.

Delays can also impact our drug development revenues if our customers are unable to move compounds from one stage to the next in a timely manner. We mitigate this risk by limiting our exposure to individual compounds and customers and maintaining a balanced portfolio of development contracts.

Our Diagnostics businesses in Canada are heavily dependent on both government licensing and government funding. The level of government funding directly reflects government policy related to heath care spending, and decisions can be made regarding funding that are largely beyond our control. A change in the level of reimbursement for diagnostic testing could have a material impact on our operating results and cash flows in a year.

Venture capital investments -

The financial markets have been difficult for biotechnology companies in recent years. We are monitoring these markets both for the impact on our own long-term investments and for possible opportunities to invest in new technologies at attractive valuations. We carry venture investments on our books at cost. Many companies have had difficulty raising funds, and from time to time, it is a possibility that financings may occur at values that are lower than our current carrying value. While we believe that our portfolio, taken as a whole, is reasonably valued, future financings may lead us to record provisions that further reduce the carrying value of specific investments.

Litigation and insurance -

From time to time during the normal course of business, the Company and its subsidiaries are subject to litigation. At the present time there is no material outstanding litigation that is not covered by our insurance policies and that could have a material adverse impact on the Company's results or its financial position. We are aware of no threatened or pending litigation which could have a material adverse impact. We maintain a global insurance program with liability coverage up to $80 million to protect us from the financial risk associated with a claim made against us. Recent events have made liability insurance considerably more expensive and have reduced the availability of coverage. Our ability to maintain insurance coverage with adequate limits and at a reasonable cost may be impacted by market conditions beyond our control.

Quarterly Highlights ($ millions except EPS)
	Fiscal 2004				Fiscal 2003
	Jan	Apr	July	Oct	Jan	Apr	July	Oct
Net revenues	$431	$441	$447	$445	$400	$420	$426	$419
Operating income	60	5	71	14	53	41	65	32
Income from continuing operations	32	(22)	51	7	28	(2)	35	22
Net income	27	(35)	50	9	24	(5)	33	(4)
Earnings per share from continuing operations
Basic	$0.22	$(0.15)	$0.36	$0.05	$0.19	$(0.01)	$0.25	$0.15
Diluted	$0.22	$(0.15)	$0.36	$0.05	$0.19	$(0.01)	$0.25	$0.15
Earnings per share
Basic	$0.20	$(0.25)	$0.35	$0.06	$0.17	$(0.03)	$0.23	$(0.03)
Diluted	$0.20	$(0.25)	$0.35	$0.06	$0.17	$(0.03)	$0.23	$(0.03)

While our businesses experience only limited seasonality, results of the past two years have reflected some unusual transactions that have had a significant impact on quarter-to-quarter comparisons:

  The second quarter of 2003 included investment writedowns partially offset by gains from a patent infringement lawsuit and the sale of an operating unit. These items reduced operating income by $26 million.
  The fourth quarter of 2003 reflected restructuring charges of $28 million.
  The second quarter of 2004 reflected charges related to the writedown of our investment in MDS Proteomics to net realizable value, partially offset by other net gains, leading to a net charge of $58 million.
  The fourth quarter of 2004 reflected restructuring charges of $7 million and valuation provisions totalling $35 million.

OUTLOOK

Fiscal 2005 will be a challenging year for MDS. That said, by this time next year we expect to have some significant accomplishments to report.

Current market sentiment appears to call for continued weakness in the US currency, a risk that we foresaw in 2002 when we increased our rate of foreign currency hedging and converted the majority of our borrowings to US dollar-denominated debt. Shortly after that, and throughout fiscal 2003, we worked to develop a response to the drag that a decline in the US dollar would create on our operating results.

This year we began to implement our change initiatives and we are taking concrete steps to improve our operating efficiency. Indeed, each of the initiatives we have underway is aimed at gains in effectiveness or efficiency. This year we broadened our definition of the steps we would be prepared to take and announced the beginning of an initiative to move a portion of the parts sourcing and manufacturing for certain analytical instruments to Singapore.

But change is not aimed solely at reducing costs. In fact, the true purpose of these initiatives is to position MDS for growth. Our growth strategy is focused on adjacent markets and on new opportunities in related markets, and we will only take these steps when we know that we can produce results that our shareholders have a right to expect.

Based on exchange rates that are current at the time of writing of this report (around $1.21), we know that we are facing a significant drag on our operating results next year. Based on our current revenue projections for 2005, every one-cent change in the value of the US dollar translates to $2.5 million of revenue on our top line. A significant portion of this also hits our operating income and therefore our earnings per share. We will continue to hedge our US dollar exposure opportunistically, taking advantage of the volatility in the foreign exchange markets when we can.

Our pharmaceutical research services business is an important platform for us. The FDA review has created a significant challenge, including the potential need to review the validity of bioequivalence data for studies conducted over the past five years. It is an issue to which we will commit all required resources.

Because we believe strongly in our core value of commitment to excellence, we will deal with the concerns raised by the Agency and ensure that our customers' concerns are also properly addressed. We believe our actions will address the issues raised by the FDA; however, we expect that it may take a considerable period of time to fully satisfy their concerns. In light of this, revenues and operating income from bioanalytical services will remain below historic levels. In addition, there is a possibility that the uncertainty caused by the ongoing review will impact other parts of our pharmaceutical services business.

We are also focused on gaining further leverage from our pharmaceutical research services platform. With the exception of bioanalytical testing, this platform performed well in 2004. We will convert a portion of our existing late-stage backlog into revenues next year, all the while concentrating on a turn-around in the bioanalytical services area.

Both analytical instruments and isotopes are unlikely to repeat their recent strong growth in 2005, as both are affected to a larger degree by the value of the US dollar. Our focus will be on completing the MAPLE project and on new product introductions in these businesses. The integration of the new MALDI-TOF business into the AB/Sciex partnership will be high-attention item for the early part of fiscal 2005.

In diagnostics, we are looking forward to a period of fee stability in BC and a new fee agreement in Ontario. Although revenue increases are expected to be modest, these businesses remain key components of our overall strategy.

Overall, the combined effect of the drop in the US dollar and our increasing investment in change is expected to cause earnings to be lower in 2005 than they were in 2004. Our current plans anticipate improvement in 2006 as we complete our change initiatives and can start to deliver on the promise of the new platforms.

APPENDIX

Critical Accounting Policies -

The financial statements of MDS are prepared within a framework of generally accepted accounting policies selected by management and approved by the Audit Committee of the Board of Directors. These policies are set out in note 1 to the financial statements. Certain policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered to be critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on our reported results or financial position. The policies identified as critical to MDS are discussed below.

In addition to accounting policies, the assets, liabilities, revenues and expenses reported in our financial statements depend to varying degrees on estimates and judgments made by management. These estimates and judgments are based on historical experience and may reflect certain assumptions about the future that are believed to be reasonable. Although these estimates and assumptions are re-evaluated on an ongoing basis, the factors upon which these estimates and assumptions are based, as well as actual results, may differ materially.

Revenue Recognition

MDS sells a variety of products and services and we use different revenue recognition policies depending on the nature of the product or service sold.

The majority of our products, including our analytical instruments and our radioisotopes and radio chemicals, as well as products we distribute through Source Medical, are sold on terms that require our customers to take ownership of goods upon either shipment or delivery. Revenue is recognized on these transactions at the time title passes to the buyer. Product returns and exchanges and warranty obligations are insignificant in our product-based businesses.

Certain products, particularly equipment related to cobalt sterilization, involve longer production or delivery schedules and may require formal approval or acceptance by our customers. Approval may not be received until some time after the product has been shipped, and title typically does not pass to our customer until the acceptance has been received. In these cases, revenue is recognized once we have completed all of our obligations under the contract, subject to a reasonable provision set by management to cover any identifiable future costs. Such provisions tend not to be material and we historically have not incurred costs significantly in excess of our provisions, nor have we failed to achieve customer acceptance within reasonable periods of time.

Services are provided to customers on the basis of a per-unit price for work performed or under longer-term contracts that typically define the nature of services to be provided and the terms for billing and payment.

Revenue for services provided on a per-unit pricing basis is recognized when we have completed the requested services and have the contractual right to bill our customer. The majority of our diagnostics revenue is recorded this way, as is our discovery and preclinical revenue and our central lab revenue.

Revenue for services provided under long-term contracts, such as those provided within our early clinical and clinical research businesses, is recognized on a percentage-of-completion basis, usually pro rata as costs are incurred. To calculate revenue, we must estimate the total revenue and total cost, including all costs to complete the contract, as well as the actual stage of completion. The amount of revenue and gross margin appropriate to the percentage of completion is recorded in income based on these estimates. If it becomes evident that a loss will be incurred on a contract, that loss is recorded immediately.

Revenue that is recognized but which cannot be billed is recorded in inventory as service contracts work-in-process. Management conducts a review of all contracts in process at least quarterly to ensure that the appropriate amount of revenue has been recognized and that reasonable estimates of costs to complete have been made. This review also considers the recoverability of all amounts recorded as work-in-process. If recoverability is in doubt, the value of work-in-process is reduced to the expected recoverable amount by a charge to income.

In a significant number of long-term contracts, the billing terms enable us to bill our customers in advance of providing services. The amount of such billings in excess of the amount that we have recognized as revenue is recorded as deferred revenue in the liabilities section of the statement of financial position.

Valuation of Long-Term Investments

MDS maintains portfolio investments in a number of public and private companies, most of which reflect preliminary investments in companies with technology or businesses that are of interest to us. These investments are accounted for at cost or by the equity method depending on our ownership interest and the degree of influence we exert on the management of the investee. Investments are reviewed periodically to determine if there has been a decline in value that is other than temporary. In the event that an impairment has occurred, the carrying value of the investment is written down to an amount that reflects management's estimate of what could be received from a sale of the investment.

Valuation of Goodwill

Effective with the beginning of fiscal 2002, companies are no longer required to amortize goodwill on a periodic or routine basis. Instead, the carrying value of goodwill must be assessed at least annually. To assess goodwill, the estimated fair value of the reporting unit or business to which the goodwill relates is compared to the carrying value (including goodwill) of the reporting unit. In the event that the fair value of a reporting unit is determined to be less than its carrying value, and the shortfall relates to the carrying value of goodwill, the carrying value of the goodwill is reduced by a charge to income.

Assessing the fair value of a business requires that management make numerous estimates, including estimating future cash flows and interest rates. Variations in these estimates will cause material differences in the result.

Intangible Assets

Intangible assets include the value of acquired technology, patents, customer relationships, and long-term service contracts.

In addition to acquired assets, intangible assets include the deferred costs of developing certain products and the pre-opening operating costs associated with new facilities.

Intangible assets are recorded at cost and are amortized over periods that approximate their useful lives, ranging from 3 to 17 years.

Because intangible assets are usually associated with technology that is evolving and for which obsolescence is a significant risk, the carrying value of intangible assets is evaluated at least once per year. In the event that management determines that it is unlikely that the Company will be able to fully recover the carrying value of intangible assets from the undiscounted cash flow that can be generated in the future from related products or services, the intangible assets are written down to approximate our estimate of their net realizable value.

Income Taxes

MDS operates globally and is therefore subject to income taxes in multiple jurisdictions. The income tax expense reported in the statement of income is based on a number of different estimates made by management. Our effective tax rate can change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the estimated values of future tax assets and liabilities recorded on our statement of financial position.

The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of future tax assets and liabilities. The likelihood of recovering value from future tax assets such as loss carryforwards and the future tax depreciation of capital assets is assessed at each quarter-end and a valuation reserve may be established. Changes in the amount of the valuation reserve required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation reserve to record.

Capital Assets

Capital assets are recorded at cost and depreciated at varying rates over their estimated useful lives. Management sets these rates based on experience with these or similar assets.

Costs incurred on assets under construction are capitalized as construction in progress. Costs capitalized on these projects include the direct costs of construction, equipment installation and testing, and interest costs associated with financing large, long-term projects. No depreciation is recorded on such assets until they are placed in service. At each period-end, management reviews the total costs capitalized on all construction projects to determine whether or not the carrying value of the assets can be recovered from the undiscounted, expected, net future cash flow generated by the assets. If there is no reasonable expectation that the costs can be recovered, the carrying value of the asset is reduced to the estimated recoverable amount and the excess is charged to income. This process is subject to significant judgment and could be materially affected by variations in estimates about future cash flows.

Research and Development

Costs incurred for research are expensed as incurred. If management expects that a new product has a reasonable likelihood of future commercial success and decides to proceed with product development, costs are capitalized during the remainder of the development process. These costs are identified as deferred development costs and are recorded with other intangible assets on the statement of financial position. Once a product enters commercial production, deferred development costs are amortized over the estimated product life, generally three to five years.

Management undertakes a periodic review of each project on which deferred development costs have been recorded to determine if the carrying value of the project can be recovered from the undiscounted, expected, net future cash flow generated by sales of planned products. If there is no reasonable expectation that the costs can be recovered, the carrying value of the project is reduced and the excess is charged to income. This process of estimation is subject to significant judgment, in particular about the price and direct cost of the products, as well as expected market acceptance. Deferred development costs generally relate to products on which we have traditionally earned a high gross margin. Although we have not historically recorded any material charges to reduce the carrying value of our deferred development costs. In 2004 we recorded a $15 million charge to reduce the carrying value of deferred development costs.

Restructuring activities -

When we undertake to rationalize certain operations or shut down portions of a facility, we incur expenses such as costs for employee severance and other activities related to exiting the business. When we have announced such activities in a period and identified the costs to be incurred, we record a restructuring provision. This provision may include the difference between management's estimate of the market value of assets and their net book value. It may also include provisions for costs expected to be incurred in the future for expenses such as employee terminations. These provisions are based on management's estimates and reflect plans in place at the time the provision is recorded. Should these estimates change, or should future events prove the estimates wrong, any required adjustments will be recorded in the income statement when identified.

Accounting Standards Changes -

In fiscal 2004, we adopted the new rules for accounting for Stock-Based Compensation, as set out in Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870. Under these new rules, which we adopted on a prospective basis, we now record an expense equal to the fair value of equity options issued to employees. All stock options granted after October 31, 2003 have been accorded such treatment.

We base the expense on an estimate of the fair value of the option where such estimate is determined using the Black-Scholes model of option valuation. The assumptions used for valuation purposes are disclosed in the Notes to the Financial Statements. The fair value of each issued option is amortized to income on a straight-line basis over its five-year vesting period.

In fiscal 2004, we expensed $1 million related to stock options granted during the year.

We will adopt the CICA's guideline on the consolidation of variable interest entities (VIEs) on November 1, 2004. VIEs include entities where the equity is considered to be insufficient to finance the entity's activities. Under this new guideline, we will be required to consolidate a VIE if the investment we hold in such an entity and/or the relationship we have with them results in us being exposed to the majority of their expected losses, being able to benefit from the majority of their expected residual returns, or both.

We do not expect these new rules to result in our consolidating any VIEs.

We will adopt CICA Handbook Section 3110 - Asset Impairment Obligations on November 1, 2004. Under this new Section, companies are required to recognize the obligations associated with the retirement of capital assets when those obligations result from the acquisition, construction, development or normal operation of such assets. The Section requires that these obligations be recorded at their fair value in the period in which the obligation is incurred and added to the cost of the related capital asset.

We do not expect to record any asset retirement obligations.